UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   HACKETT, JAMES T.
   3382 DEL MONTE


   HOUSTON, TX  77019
2. Date of Event Requiring Statement (Month/Day/Year)
   9/16/98
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
   ###-##-####
4. Issuer Name and Ticker or Trading Symbol
   SEAGULL ENERGY CORPORATION (SGO)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   PRESIDENT, CHIEF EXECUTIVE
   OFFICER AND DIRECTOR
6. If Amendment, Date of Original (Month/Day/Year)
   09/24/98
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 58,004(a)           D   Direct

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right to(1)       09/16/08  Common Stock                 34,224     $11.6875   D           Direct
 buy)
Non-Qualified Stock Option      (2)       09/16/08  Common Stock                 357,772    $11.6875   D           Direct
(right to buy)
Phantom Stock Units (3)                             Common Stock                 53,257                D           Direct

Explanation of Responses:

(1)
The option, which represents a right-to-buy, vests in four equal annual installments beginning one year from date of grant.
(2)
Includes one 200,000 share option which immediately vested on grant date and 157,772 share option which vests in four equal annual installments beginning one year from date of grant.
(3)
1-for-1
(a)
Pursuant to a Restricted Stock Agreement dated September 16, 1998 between reporting person and Seagull Energy Corporation.
Reporting person has sole voting power but no investment power with respect to these restricted shares until all restriction and forfeiture obligations lapse incrementally over a three year from the date of issuance.

SIGNATURE OF REPORTING PERSON
/S/ By: Sylvia Sanchez
    For: James T. Hackett
DATE